Exhibit 99.1

Company Contact:	Investor Relations Contact:
Xin Lian, Senior Manager	David Rudnick, Account Manager
China GrenTech Corp. Ltd.	CCG Investor Relations
Tel: +86 755 2650 3007	Tel: + (1) 646-626-4172 (New York)
E-mail: investor@powercn.com	E-mail: david.rudnick@ccgir.com

China GrenTech Announces Share Repurchase Program

SHENZHEN, CHINA – September 19, 2011 – China GrenTech Corporation Limited (NASDAQ: GRRF, “GrenTech”, or “the Company”), a leading China-based provider of radio frequency and wireless coverage products and services, today announced that its Board of Directors has approved a share repurchase program.

Under the terms of this share repurchase program, GrenTech may repurchase up to US$10.0 million worth of its issued and outstanding American Depositary Shares (“ADSs”) from time to time in open-market transactions on the NASDAQ Global Select Market. The timing and dollar amount of repurchase transactions is subject to the Board of Director’s discretion depending on market conditions and will be subject to Securities and Exchange Commission (“SEC”) Rule 10b-18 requirements. GrenTech plans to fund share repurchases made under this program from its available working capital. The share repurchase program does not have an expiration date and may be modified or discontinued at any time by the Company’s Board of Directors.

“Given our solid market leadership, strong pipeline of new products, cutting edge technology and the positive outlook for the telecommunication market in China, we believe that our shares are undervalued,” said Mr. Yingjie Gao, GrenTech’s Chairman and Chief Executive Officer. “Our share repurchase program demonstrates our commitment to enhancing long term shareholder value as well as our confidence in our business model and strategic growth plan.”

About China GrenTech

GrenTech is a leading developer of radio frequency (“RF”) technology in China and a leading provider of wireless coverage products and services in China. The Company uses RF technology to design and manufacture wireless coverage products, which enables telecommunications operators to expand the reach of their wireless communication networks to indoor and outdoor areas such as buildings, highways, subways, tunnels and remote regions. China GrenTech’s wireless coverage services include design, installation and project warranty services. The Company also tailors the design and configuration of its wireless coverage products to the specific requirements of its customers.

Based on its in-house RF technology platform, the Company also develops and produces base station RF parts and components sold to base station manufacturers. GrenTech is a qualified supplier of RF parts and components to major global and domestic base station manufacturers. For more information, please visit www.GrenTech.com.cn.

Safe Harbor Statement

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of GrenTech to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the share repurchase program will not increase shareholder value and other risks outlined in GrenTech’s filings with the SEC. GrenTech undertakes no ongoing obligation, other than that imposed by law, to update these statements.

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